UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
Omeros Corporation
File No. 333-148572- CF#21465

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Omeros Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on January 9, 2008, as amended.

Based on representations by Omeros Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.28	through December 31, 2016
Exhibit 10.29	through September 16, 2019
Exhibit 10.30	through September 16, 2019
Exhibit 10.31	through September 16, 2012
Exhibit 10.32	through September 16, 2012
Exhibit 10.33	through September 16, 2019
Exhibit 10.34	through September 16, 2019
Exhibit 10.35	through September 16, 2019
Exhibit 10.36	through September 30, 2011
Exhibit 10.37	through September 30, 2011
Exhibit 10.38	through September 16, 2019
Exhibit 10.41	through September 16, 2012
Exhibit 10.42	through December 4, 2009
Exhibit 10.46	through September 16, 2019
Exhibit 10.47	through September 16, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director